



December 10, 2019

CONFIDENTIAL
Mr. Michael Vesey
Vice President and Chief Financial Officer
Wayside Technology Group Inc.
4 Industrial Way West, Suite 300
Eatontown, NJ 07724

Dear Mr. Vesey:

Shepherd Kaplan Krochuk, LLC ("SKK"), North & Webster SSG, LLC ("N&W") and our fellow investors (collectively, the "N&W Group") are now one of the largest shareholders of Wayside Technology Group, Inc. ("Wayside" or the "Company"). Our extensive diligence of the Company and the market for micro-cap publicly traded companies leads us to believe that the only path which will provide all shareholders with full value and liquidity is a sale of the Company. We believe it is clear that there is no other path that the Company can take over the next five years that would result in a superior outcome for shareholders than a sale today. To that end, we submit this proposal. We hope and expect that, by now, our conviction in acquiring Wayside is unequivocal to you and the Company's Board of Directors (the "Board"), and we stand ready and willing to take the immediate next steps to negotiate a transaction that benefits all relevant stakeholders.

To date, we have submitted two prior offers: the first on July 15, 2019, and the second on August 23, 2019. We met once with a member of the Board following our first offer, after which we received your rejection letter. We requested to present to the Board at its August 6, 2019 meeting, but our request was denied. Our second offer was rejected by letter the following week. Despite several attempts made by us to discuss this offer, there were no communications around our second offer.

The N&W Group is renewing our August 23rd proposal to acquire Wayside for a purchase price of $16.38 in cash per share, a 14% premium to our original proposal of July 15, 2019. We expect that, in connection with the execution of a definitive merger agreement, the members of the Board and Wayside's executive officers will enter into voting and support agreements. Our preliminary, non-binding proposal is based on the financial and outstanding share information as of the quarter ended September 30, 2019, as that is the date of the most recent publicly available financial information, and assumes that there has been no material change in Wayside's business, condition or prospects since that date. This proposal will expire if this letter has not been executed by Wayside by the close of business on Monday, December 16, 2019.

SKK, is an investment management and wealth management firm with approximately $6 billion in assets under management. N&W is part of the Opportunistic Private Equity group at SKK, along with strategies focused on Real Estate Private Equity and Venture Capital Investing. N&W is focused on executing take-private transactions involving small-cap publicly traded companies. We have extensive experience investing in, and executing transactions with, public companies.

Our due diligence to date has been extensive, including, but not limited to, the review and analysis of all publicly available SEC filings and other company-disclosed information; an analysis of comparable companies in the IT Channel, including vendors, customers and competitors; analysis of industry conditions; the creation of stand-alone models for each division with a subsequent roll up of the entire company; and, discrete discussions with professionals in the IT Channel, including brokers, investors and end-users, to assess future prospects for the Company.

We believe our proposed transaction offers significant advantages to Wayside and Wayside's stockholders:

> *Attractive price / premium*—Our proposal represents a 44% percent premium to the closing price on July 12, 2019, the date immediately preceding our first proposal, and a 41% premium to the median closing price of Wayside stock over the past year. This implies a total equity value of approximately $73,803,251 based on 4,505,693 shares outstanding. We believe our proposal represents an attractive valuation, especially in light of the illiquid market for Wayside stock.

> *Liquidity for Wayside stockholders*—Our proposal presents a certain and swift path to liquidity for Wayside's stockholders, which many stockholders would be unable to achieve in the present trading environment for the Company's stock, where the average daily trading volume during the 30-days prior to our initial proposal was 4,606 shares.

> *Speed and certainty of signing*—We are prepared to expeditiously complete our due diligence and to prepare and negotiate a definitive merger agreement. As a result of the time spent to date and our knowledge of the industry and Wayside's business, we stand ready to execute definitive documentation quickly.

> *Certainty of consummation and financing*—We do not believe there are any significant antitrust issues relating to the proposed transaction. In crafting our proposal, we have worked closely with several financial institutions and SKK clients who are willing to provide debt and equity to support our proposal, pending diligence. Based on these efforts, we are highly confident that fully committed financing will be obtained upon completion of confirmatory due diligence and, in any event, well ahead of the execution of the definitive merger agreement for the acquisition. We further believe that closing

will occur as quickly as possible following the execution of the definitive agreement. We have previously provided you with evidence of our ability to finance the transaction.

We have devoted a meaningful amount of time and resources to the analysis of this transaction and the current offer presented. We hope you agree that the premium, certainty and short time frame to completion, and certainty of execution, make this an attractive offer.

The N&W Group has engaged Olshan Frome Wolosky LLP to assist with this transaction. It is our intention to complete a customary due diligence while simultaneously negotiating a mutually satisfactory merger agreement. We anticipate that both our diligence and the resulting agreements will be customary for a public company acquisition.

We are submitting this letter to you in confidence. The proposal contained in this letter is subject to our understanding that Wayside, the Board, its affiliates and representatives will keep this letter, its terms and our interest in the proposed transaction strictly confidential, and will refrain from discussing our proposal or disclosing information about it to others. Further, Wayside, the Board, its affiliates and its representatives will advise and cooperate with the N&W Group before issuing any press release or other information to the press or any third party with respect to this letter or the transaction contemplated hereby.

Our willingness to proceed with due diligence and negotiate a definitive merger agreement and related documentation is predicated on our receiving the exclusive right to pursue the transaction contemplated by this letter. In order to accomplish this transaction as quickly as possible and to minimize the disruption to your operations and ours from the process, we are compelled to ask for your full attention during this limited period for due diligence and negotiations. Upon execution and acceptance of this letter, Wayside and its affiliates (including stockholders), directors, officers, employees and representatives, agree that each of them will work exclusively with the N&W Group in good faith, and cease to solicit and otherwise not solicit offers, inquiries or proposals from, or to negotiate or participate in discussions with, or to disclose information to, others in connection with a possible merger, sale or other business combination involving Wayside or any of its affiliates, or other transaction involving a recapitalization of Wayside or any of its affiliates until January 30, 2020, which date we reserve the right to extend for up to two additional periods of twenty days each. In recognition of the considerable additional investment and focus of resources that are required for further due diligence by the N&W Group, Wayside agrees to pay the N&W Group, within ten business days of its request to Wayside, the documented out-of-pocket fees and expenses incurred by the N&W Group in connection with such due diligence. In connection therewith, the N&W Group agrees to share with Wayside copies of any third-party appraisals or valuations the N&W Group obtains in connection with such further due diligence. This paragraph and the immediately preceding paragraph, both of which will be governed by and construed in accordance with New York law, without reference to its conflict of laws principles, are intended to be binding upon the parties referred to in this paragraph. The other provisions of this letter are not intended to be binding upon the parties and, except as expressly stated in the immediately preceding sentence, neither Wayside nor the N&W Group will be under any legal obligation of any kind whatsoever with respect to the transaction contemplated by this letter until a definitive merger agreement between Wayside and the N&W Group has been executed and delivered by each of us.

This transaction is the highest strategic priority of the N&W Group. We sincerely hope that you and Wayside's other directors will share our enthusiasm for the proposed transaction. We hope to hear back from you as soon as possible. Should you have any questions concerning this proposal, please call Sam Kidston at (617) 970-3060.

Very truly yours,

David Kaplan
Managing Member
Shepherd Kaplan Krochuk, LLC

Samuel A. Kidston
Managing Member
North & Webster SSG, LLC

ACCEPTED AND AGREED
as of the date set forth above.

WAYSIDE TECHNOLOGY GROUP, INC.,
on behalf of itself and its
affiliates, directors, officers
employees and representatives

By:_____
Jeffrey Geygan
Chairman of the Board